

Mail Stop 3561

December 21, 2015

Lamont Roberts
Chief Executive Officer
Goliath Film and Media Holdings
4640 Admiralty Way, Suite 500
Marina del Ray, CA 90292

> **Re: Goliath Film and Media Holdings**
> **Form 10-K for the Fiscal Year Ended April 30, 2015**
> **Filed August 13, 2015**
> **File No. 0-18945**

Dear Mr. Roberts:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products